BOARD RESOLUTION
Whereas Atlis Motor Vehicles, Inc shall continue to operate with its research and development of an electric motor vehicle;
Whereas authority to create separate and distinct classes of common stock is necessary for Atlis Motor Vehicles, Inc to
continue raising funds for further operations while maintaining voting control;
NOW THEREFORE, BE IT RESOLVED that the Board of Directors of
Atlis Motor Vehicles, Inc hereby authorize the creation of the following classes of common stock
Class A
Class A common stock has 1 vote per share. This Class A classification shall be applied to all issued common stock unless noted otherwise.
Class B
Class B common stock has no voting power. This Class B classification is reserved for future issues of common stock.
Class C
Class C common stock is Non-participating Preferred Common
Stock. This Class C common stock has 1 vote per share. Class C stock receives non-participating preferred liquidation preference. Upon a sale or transfer of Class C stock, Class C stock shall be converted to Class A stock. Holder of Class C stock has the right to a board seat.
Class D
Class D classification of stock has 10 votes per share. This
Class D classification may be used for future issues of common stock. Upon termination or resignation of employment all Class D stock vested to employee shall convert to Class A stock.
Approved: Mark Hanchett / Date 3-6-2020
Chairman, Director
CERTIFICATION
I, the undersigned, do hereby certify:
1.	That I am the duly elected and acting Secretary of Atlis
Motor Vehicles, Inc; and
2.	That the foregoing constitutes a Resolution of the Board of
said corporation, as duly adopted at a meeting of the Bord of Directors thereof, held on the 6 day of March 2020.
IN WHITNESS WHEREOF, I have hereunto subscribed by name and affixed the seal of said corporation, this 6 day of March, 2020.

Corporate Secretary,
Atlis Motor Vehicles, Inc